UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: FDP Series, Inc. (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-21744

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

100 Bellevue Parkway

Wilmington, Delaware 19809

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jesse Kean

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Tel: (212) 839-8615

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

(888) 825-2257

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end ☐ Closed–end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

BlackRock International Limited

1 Semple Street

Exchange Place One

Edinburgh, EH3 8BL

United Kingdom

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, Massachusetts 02199

Invesco Advisers, Inc.

1555 Peachtree Street N.E.

Atlanta, Georgia 30309

Janus Capital Management LLC

151 Detroit Street

Denver, Colorado 80206

Franklin Advisers, Inc.

One Franklin Parkway

San Mateo, California 94403

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

BlackRock Investments, LLC (formerly BlackRock Investments, Inc.)

40 East 52nd Street

New York, New York 10022

13.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable

(a)	Depositor’s name(s) and address(es)

(b)	Trustee’s name(s) and address(es)

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐	Yes ☒ No

If Yes, for each UIT state:

Name(s):

File No. :

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒  Yes      ☐  No

If Yes, state the date on which the board vote took place:

May 15, 2019

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐  Yes      ☒  No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

Shareholders were not required to approve the reorganization of each series of the Fund. In accordance with the operative documents of the Fund and each acquiring fund, and applicable state and U.S. federal law (including Rule 17a-8 under the Investment Company Act of 1940, as amended), each reorganization was effected without the approval of shareholders. In July 2019, shareholders were sent a combined prospectus/information statement containing important information about the applicable acquiring fund, outlining the differences between each series of the Fund and its corresponding acquiring fund and containing information about the terms and conditions of each reorganization.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒  Yes     ☐  No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Record Date: September 17, 2019

Ex-Date: September 18, 2019

Pay Date: September 19, 2019

(b)	Were the distributions made on the basis of net assets?

☒  Yes     ☐  No

(c)	Were the distributions made pro rata based on share ownership?

☒  Yes     ☐  No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐  Yes     ☐  No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐  Yes     ☐  No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐  Yes     ☒  No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? None

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐  Yes     ☒  No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐  Yes     ☒  No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐  Yes     ☐  No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐  Yes     ☒  No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $503,254

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately):

Printing of Proxy Statement	$43,766
Audit Fees	$16,500
Transfer Agent Fees	$13,388
Registration Fees	$0
Solicitation/Mail/Tabulation Fee	$9,535

(iv)	Total expenses (sum of lines (i) - (iii) above): $586,443

(b)	How were those expenses allocated?

The Fund incurred $586,443 in expenses associated with the Merger, all of which was borne by BlackRock Advisors, LLC or its affiliates either directly or through waivers.

(c)	Who paid those expenses?

See 22(b) above.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐  Yes     ☒  No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐  Yes     ☒  No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐  Yes     ☒  No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

BlackRock International Fund, a series of BlackRock Series, Inc., BlackRock Capital Appreciation Fund, Inc. and BlackRock Equity Dividend Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-08797, 811-06669 and 811-05178, respectively

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

333-231647,	333-231648 and 333-231649, respectively

Forms N-14 filed May 21, 2019, Forms N-14/A filed July 17, 2019, Forms N-14/A filed July 18, 2019 (for BlackRock Capital Appreciation Fund, Inc. and BlackRock Equity Dividend Fund only) and Forms 497 filed July 19, 2019.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FDP Series, Inc., (ii) he is the President & Chief Executive Officer of FDP Series, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:

/s/ John M. Perlowski
John M. Perlowski
President & Chief Executive Officer